SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject interclick (Issuer))

Innsbruck Acquisition Corp.

Yahoo! Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	458483203
(Titles of classes of securities)	(CUSIP number of class of securities)

Michael Callahan, Esq.

Executive Vice President, General Counsel and Secretary

Yahoo! Inc.

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Ora Fisher, Esq.

Jamie Leigh, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$285,515,451.00	$32,720.07

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 31,723,939 shares of common stock of the Issuer and was calculated as follows: (i) 25,260,987 shares issued and outstanding (including 880,456 shares subject to a right of repurchase, risk of forfeiture or restrictions on transfer) multiplied by $9.00 per share, (ii) 670,494 shares issuable upon the exercise of outstanding warrants multiplied by $9.00 per share and (iii) 5,792,458 shares issuable pursuant to outstanding options multiplied by $9.00 per share. The share numbers are based on information provided by the Issuer to the Offeror(s) as of November 11, 2011, the most recent practicable date.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Innsbruck Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), to purchase all of the issued and outstanding shares of common stock of interclick, inc., a Delaware corporation (“interclick”), par value $0.001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as exhibits (which, together with any amendments or supplements, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is interclick, inc. The principal executive offices of interclick are located at 11 West 19th Street, 10th Floor, New York, NY 10011. The telephone number at interclick’s principal executive offices is (646) 722-6260.

(b) This statement relates to the Shares. Based upon information provided by interclick, there were 25,260,987 Shares issued and outstanding as of November 11, 2011. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) This Schedule TO is filed by Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Yahoo! and Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Yahoo! and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions with interclick,” Section 12, entitled “Purpose of the Offer; Plans for interclick after the Offer and the Merger” and Section 13, entitled “Summary of the Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1)-(7) The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for interclick after the Offer and the Merger,” and Section 13, entitled “Summary of the Merger Agreement and Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Yahoo! and Purchaser” and Section 13, entitled “Summary of the Merger Agreement and Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions with interclick,” Section 12, entitled “Purpose of the Offer; Plans for interclick after the Offer and the Merger” Section 13, entitled “Summary of the Merger Agreement and Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) Not applicable.

Item 11. Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Yahoo! and Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions with interclick,” and Section 13, entitled “Summary of the Merger Agreement and Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “Summary of the Merger Agreement and Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters; Regulatory Approvals,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated as of November 15, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Joint Press Release of Yahoo! and interclick on November 1, 2011 (incorporated by reference to the Schedule TO-C filed by Yahoo! with the SEC on November 1, 2011).

(a)(5)(A)	Summary Advertisement published in the New York Times on November 15, 2011.

(a)(5)(B)	Press Release of Yahoo! on November 15, 2011.

(a)(5)(C)	Complaint filed by Sam Elghanian in the Supreme Court of the State of New York, County of New York, on November 8, 2011.

(a)(5)(D)	Complaint filed by David Lieberman in the Delaware Court of Chancery, on November 11, 2011.

(a)(5)(E)	Complaint filed by Ronald Whaley in the Delaware Court of Chancery, on November 11, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of October 31, 2011, among Yahoo!, Purchaser and interclick (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(2)	Form of Tender and Support Agreement entered into by and among Yahoo!, Purchaser and each of Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn on October 31, 2011 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(3)	Form of Non-Competition Agreement entered into by and among Yahoo! and each of Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila, Joseph Blodgett and Keith Kaplan on October 31, 2011.

(d)(4)	Mutual Nondisclosure Agreement, dated as of July 2, 2011, by and between interclick and Yahoo!.

(d)(5)	Letter Agreement, dated as of October 3, 2011, by and between interclick and Yahoo!, as amended on October 23, 2011, October 27, 2011 and October 30, 2011.

(d)(6)	Employment Offer Letter by and between Yahoo! and Michael Katz.

(d)(7)	Employment Offer Letter by and between Yahoo! and Andrew Katz.

(d)(8)	Employment Offer Letter by and between Yahoo! and Jason Lynn.

(d)(9)	Employment Offer Letter by and between Yahoo! and David Myers.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Innsbruck Acquisition Corp.

By:	/s/ Michael J. Callahan

	Name:	Michael J. Callahan

	Title:	Vice President and Secretary

Yahoo! Inc.

By:	/s/ Michael J. Callahan

	Name:	Michael J. Callahan

	Title:	Executive Vice President, General Counsel and Secretary

Date: November 15, 2011

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of November 15, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Joint Press Release of Yahoo! and interclick on November 1, 2011 (incorporated by reference to the Schedule TO-C filed by Yahoo! with the SEC on November 1, 2011).

(a)(5)(A)	Summary Advertisement published in the New York Times on November 15, 2011.

(a)(5)(B)	Press Release of Yahoo! on November 15, 2011.

(a)(5)(C)	Complaint filed by Sam Elghanian in the Supreme Court of the State of New York, County of New York, on November 8, 2011.

(a)(5)(D)	Complaint filed by David Lieberman in the Delaware Court of Chancery, on November 11, 2011.

(a)(5)(E)	Complaint filed by Ronald Whaley in the Delaware Court of Chancery, on November 11, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of October 31, 2011, among Yahoo!, Purchaser and interclick (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(2)	Form of Tender and Support Agreement entered into by and among Yahoo!, Purchaser and each of Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn on October 31, 2011 (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Yahoo! with the SEC on November 10, 2011).

(d)(3)	Form of Non-Competition Agreement entered into by and among Yahoo! and each of Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila, Joseph Blodgett and Keith Kaplan on October 31, 2011.

(d)(4)	Mutual Nondisclosure Agreement, dated as of July 2, 2011, by and between interclick and Yahoo!.

(d)(5)	Letter Agreement, dated as of October 3, 2011, by and between interclick and Yahoo!, as amended on October 23, 2011, October 27, 2011 and October 30, 2011.

(d)(6)	Employment Offer Letter by and between Yahoo! and Michael Katz.

(d)(7)	Employment Offer Letter by and between Yahoo! and Andrew Katz.

(d)(8)	Employment Offer Letter by and between Yahoo! and Jason Lynn.

(d)(9)	Employment Offer Letter by and between Yahoo! and David Myers.